

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 17, 2011

<u>Via E-mail</u>
Michael A. Hartley
Chief Financial Officer
Raines Lenders, L.P.
3310 West End Avenue
Suite 490
Nashville, TN 37203

  Re: Raines Lenders, L.P.
     Form 10-K for Fiscal Year Ended December 31, 2010
     Filed March 31, 2011
     Form 10-Q for Fiscal Quarter Ended March 31, 2011
     Filed May 20, 2011
     File No. 000-18523

Dear Mr. Hartley:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended December 31, 2010</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

1. You disclose that you have not obtained audits due to the fact that you are trying to cut costs. We also note that you paid approximately $35,000 in legal and accounting fees during 2010 which is approximately $11,000 higher than 2009. Please tell us what these expenses were related to and if they were paid to a related party.

Item 8. Unaudited financial statements and Supplementary Data

2.   Please amend your filing to include financial statements that have been audited by a PCAOB registered auditor. Your Form 10-K will be considered materially deficient until audited financial statements have been included. Please also note that financial statements included in Forms 10-Q must be reviewed by a PCAOB registered firm.

Note 2. Related Party Transactions

3.   Please revise to identify all related party transactions on the face of the financial statements.

Exhibit 31

4.   After engagement of a registered auditor, please revise the certifications of your principal executive officer and chief financial officer to include paragraph 5, as required by Item 601 of Regulation S-K.

Forms 10-Q for the quarters ended June 30, 2011 and September 30, 2011

5.   Please file Form 10-Q for the quarters ended June 30, 2011 and September 30, 2011. These filings were due on August 14, 2011 and November 14, 2011, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief